FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Proxy Statement issued by Omega Navigation Enterprises, Inc. on

April 24, 2007

EXHIBIT 1

April 24, 2007

TO THE SHAREHOLDERS OF

OMEGA NAVIGATION ENTERPRISES, INC.

Enclosed is a Notice of the 2007 Annual Meeting of Shareholders (the “Meeting”) of Omega Navigation Enterprises, Inc. (the “Company”) which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 on May 22, 2007 at 2:00 p.m., and related materials.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1

To elect three Class A Directors to serve until the 2010 Annual Meeting of Shareholders (“Proposal One”);

2.

To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2007 (“Proposal Two”); and

3.

To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposals One and Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

George Kassiotis
Chief Executive Officer

OMEGA NAVIGATION ENTERPRISES, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 22, 2007

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Omega Navigation Enterprises Inc. (the “Company”) will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 on May 22, 2007 at 2:00 p.m., for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1

To elect three Class A Directors to serve until the 2010 Annual Meeting of Shareholders (“Proposal One”);

2.

To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2007 (“Proposal Two”); and

3.

To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on April 20, 2007 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board of Directors

Charilaos Loukopoulos
Secretary

April 24, 2007

Athens, Greece

______________________

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 22, 2007

________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Omega Navigation Enterprises, Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 on May 22, 2007 at 2:00 p.m., or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 24, 2007.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 20, 2007 (the “Record Date”), the Company had outstanding 15,204,138 shares of common stock, par value $0.01 per share (the “Common Shares”), consisting of 12,064,138 shares of Class A common stock and 3,140,000 shares of Class B common stock.  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held, and the shares of Class A common stock and Class B common stock vote as a single class.  One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are quoted on The Nasdaq National Market under the symbol “ONAV.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive office, 24 Kaningos Street, Piraeus 185 34 Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has eight directors on the board of directors, which is divided into three classes.  As provided in the Company’s amended and restated Articles of Incorporation, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of three Class A Directors expires at the Meeting.  Accordingly, the board of directors has nominated Robert J. Flynn, Dr. Chiang Hai Ding and Shariq Azhar, each of whom is a current Class A Director, for election as directors whose term would expire at the Company’s 2010 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Robert J. Flynn	54	Class A Director
Dr. Chiang Hai Ding	68	Class A Director
Shariq Azhar	52	Class A Director

Certain biographical information about each of these individuals is set forth below.

Robert J. Flynn has served as a Class A Director and as our Chairman since our initial public offering in April 2006.  Since 2000, Mr. Flynn has been the president of Mallory Jones Lynch Flynn & Assoc. Inc., or MJLF.  Mr. Flynn joined MJLF in 1979 and has been involved in all aspects of oil tanker chartering, sales and purchase, new building contracting and special project related business.  Although we do not currently do business with MJLF, we may enter into transactions with MJLF or engage MJLF for brokerage services. From 1987 to 1999, Mr. Flynn served on the board of directors of Association of Shipbrokers and Agents, or ASBA, and from 1995 to 1997 was the president of ASBA.  Mr. Flynn worked also at Maritime Overseas Corporation from 1991 to 1992.  From 1974 to 1979, Mr. Flynn served as a commissioned officer with the U.S. Coast Guard.  He is a member of The American Bureau of Shipping, and serves as a Director of the Coast Guard Foundation.  Mr. Flynn holds a bachelor degree from the U.S. Coast Guard Academy.

Dr. Chiang Hai Ding has served as a Class A Director since our initial public offering in April 2006.  From 1995 to 2002, Dr. Chiang Hai Ding worked at Neptune Orient Lines Ltd. as an economic advisor to the Chairman and the Chief Executive Officer.  Since 2007, he is the executive director of the Center of Seniors and from 2001 to 2006 he was the executive director at Singapore Action Group of Elders Counseling Center, each of which is a voluntary organization for the elderly.  Dr. Chiang Hai Ding served as Singapore Ambassador to Germany, European Union, Russia and Egypt from 1978 to 1994 and to Malaysia from 1971 to 1973. Dr. Chiang Hai Ding was an elected member of the Singapore Parliament where he served from 1970 to 1984.  From 1973 to 1978 Dr. Chiang Hai Ding worked at Citibank and was a university lecturer from 1963 to 1971.  Dr. Chiang Hai Ding is a member of the board of directors of Swissco International Limited. Dr. Chiang Hai Ding holds a graduate diploma from Simon Freaser University, Canada, a doctorate from the Australia National University and a bachelors degree from the Singapore University.  Dr. Chiang Hai Ding’s son is an employee of the Singapore affiliate of Ernst & Global. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent auditors, and the Singapore affiliate of Ernst & Young Global are members of the Ernst & Young Global network.  Dr. Chiang Hai Ding has confirmed to us that his son is not a partner of the Singapore affiliate of Ernst & Young Global.  Dr. Chiang Hai Ding has advised us that his son is not and will not be directly or indirectly involved in providing any services to us during his employment at the Singapore or any other affiliate of Ernst & Global for so long as Dr. Chiang Hai Ding remains our director.

Shariq Azhar has served as a Class A Director since our initial public offering in April 2006.  Since 2005 Mr. Azhar has served as the Director General of Injaz Mena Investment Co. PSC, an Abu Dhabi based investment bank regulated by the Central Bank of the UAE, providing global private equity, real estate, capital market and investment banking services to investors.  He has over 25 years experience in the financial services industry spanning America, Europe and the Middle East. Over his career he has served in various senior level positions in the areas of corporate banking, investment banking, risk management and financial regulatory policy.  Among other positions held over the years, Mr. Azhar was Executive Vice President of Abu Dhabi Commercial Bank where he headed the bank's wholesale businesses including corporate banking, investment banking, treasury & investments, commercial banking and institutional banking. Earlier in his career he served as General Manager of Mashreqbank USA, as Vice President of Chase Manhattan Bank in New York and as Senior Research Analyst at the Federal Reserve Bank of New York, the US central bank.  He is a director on the boards of several companies, including: the main shareholder in a AAA rated credit derivative products company; the developer of large-scale real estate projects in South Asia; the majority owner of multi-billion dollar tourist resort developments in Eastern Europe and the principal sponsor of a property fund investing in prime East Asian real estate.  Mr Azhar holds an MBA in Finance from the Stern School of Business at New York University.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF

INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2007.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Charilaos Loukopoulos

Secretary

April 24, 2007

Athens, Greece

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  April 24, 2007                   By:   /s Gregory A. McGrath

                                             ------------------------

Gregory A. McGrath
Chief Financial Officer

Endnotes